  Exhibit 99.1

QUARTZ MOUNTAIN ANNOUNCES GRANT OF STOCK OPTIONS

January 12, 2022, Vancouver, BC - Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") (TSX-V: QZM, OTCBB: QZMRF), announces that the Company’s Board of Directors has approved the grant of stock options (the “Options”) exercisable for a total of 1,955,700 common shares (“Common Shares”) to a director. All Options were granted pursuant to the Company’s stock option plan and are subject to the requirements of the TSX Venture Exchange. The Options were granted at an exercise price of $0.20, being the last closing price of the Corporation’s common shares before the effective date of this stock option grant. The Options vest fully on the grant date, and expire on January 11, 2032.

For further details, contact Investor Services at (604) 684-6365 or within North America at

1-800-667-2114.

On behalf of the Board of Directors.

Leonie Tomlinson
Director

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements. These statements include expectations about the likelihood of completing the private placement and share consolidation and the ability of the Company to secure regulatory acceptance for the private placement and share consolidation. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedar.com and its filings with the United States Securities and Exchange Commission.